Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company

Helix BioPharma Corp.
#3 - 305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7

2.	Date of Material Change

March 30, 2011

3.	News Release

A news release with respect to this material change was disseminated on March 31, 2011 via Marketwire.

4.	Summary of Material Change

On March 30, 2011, Helix BioPharma Corp. (“Helix” or the “Company”), closed a private placement of a total of 918,365 units at $2.39 per unit for gross proceeds of $2,194,892.35.

5.	Full Description of Material Change

Helix has issued, by way of private placement, a total of 918,365 units at $2.39 per unit (the “placement”). Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share of the Company at a price of $3.35 until 5:00 pm Toronto time on March 29, 2016. The net proceeds after expenses are expected to be approximately $2.0 million, and will be used for working capital, primarily to support the Company’s drug development programs. All of the securities issued under the placement are subject to a hold period which will expire on July 31, 2011. As a result of the closing of the placement, Helix currently has 67,083,085 common shares issued and outstanding.

This transaction follows the private placement announced on March 28, 2011 of 1,652,719 units, and brings the total number of units issued during March 2011 to 2,571,084, for total net proceeds of approximately $5.9 million. The proceeds of these two placements will be used for working capital, primarily to support the Company’s drug development programs.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.	Executive Officer

Photios (Frank) Michalargias, Chief Financial Officer
Tel: (905) 841-2300 ext 233

9.	Date of Report

April 4, 2011